Exhibit 10.1
***Text Omitted and Filed Separately
with the Securities and Exchange Commission.
Confidential Treatment Requested
Under 17 C.F.R. Sections 200.80(b)(4) and 240.24b-2.
MANUFACTURING AND PURCHASE AGREEMENT
“Dot Hill”
Dot Hill Systems Corporation
2200 Faraday Ave., Ste. 100
Carlsbad, CA 92008
“Supplier”
Hon Hai Precision Industry LTD
CMMSG-B/G NBDD,
8801 Fallbrook Dr.
Houston, TX 77064

The Effective Date of this Manufacturing and Purchase Agreement shall be:

(to be completed by Dot Hill)
The following identified documents are incorporated herein by reference.
                         Manufacturing and Purchase Agreement
                         Appendix 1 — Products
                         Appendix 2 — Price Matrix
                         Appendix 3 — SUPPLIER Contract Quality Requirements
This Agreement and the Appendices identified above, constitutes the entire agreement between Dot Hill and SUPPLIER with respect to the subject matter hereof, and supersedes all prior and contemporaneous oral or written representations, proposals or agreements between the parties concerning the subject matter of this Agreement. In the event of any conflict between the terms of this Agreement and of any Appendix, the terms of the Appendix shall govern.

Accepted and agreed to by:		Accepted and agreed to by:

Dot Hill Corporation (Dot Hill)		SUPPLIER

Signed:	/s/ Dana W. Kammersgard	Signed:	/s/ Jackson Shih

	(Authorized Signature)		(Authorized Signature)

Name:	Dana W. Kammersgard	Name:	Jackson Shih

Title:	CEO	Title:	VP

Date:	9/24/08	Date:	9/24/08

This Manufacturing and Purchase Agreement (the “Agreement”) is entered into by and between Dot Hill and SUPPLIER.
For and in consideration of the mutual promises and covenants contained herein, the parties agree as follows:
1.	SCOPE
This Agreement establishes the non-exclusive terms and conditions under which Dot Hill agrees to purchase from SUPPLIER and SUPPLIER agrees to manufacture and supply/sell to Dot Hill certain Products (as defined below).
2.	DEFINITIONS

2.1	“Product(s)” refers to the Dot Hill products described on the attached Appendix 1, as may be amended from time to time, which meet the specifications attached at Appendix 4

2.2	“Economic Order Quantity” means a quantity at which a desirable price break is achieved.

2.3	“Specifications” means specifications, drawings, Bills of Materials (“BOM”) for the Product as set forth at Appendix 4, which may be amended from time to time pursuant to the ECO provisions set forth herein

2.4	“Dot Hill Process Documentation” means documents provided by Dot Hill to SUPPLIER to define the process SUPPLIER shall use to manufacture the Products.

2.5	“SUPPLIER Process Documentation” means the documents used by SUPPLIER to define the process SUPPLIER shall use to manufacture the Products.

2.6	“SUPPLIER Contract Quality Requirements” means the requirements specified on Appendix 3, as provided by Dot Hill to SUPPLIER, to define the quality assurance procedures and requirements necessary in the manufacture of the Products.

2.7	“Engineering Change Order” or “ECO” means a change to a Specification, Dot Hill Process Documentation, SUPPLIER Process Documentation, or the Products.

2.8	“Engineering Change Request” or “ECR” means a notification from one party to the other, outlining in detail, the specific requirements of an Engineering Change Order.

2.9	“Manufacturability” means the ability to produce the Products to Dot Hill’s Specifications, Dot Hill Process Documentation, SUPPLIER Process Documentation, and SUPPLIER practices and manufacturing capabilities, in accordance with the terms stated in Appendix 3, including without limitation the testability of the Products utilizing the mutually agreed upon Product Acceptance Tests (as defined herein) resulting in commercially acceptable yields.

2.10	“Direct Ship Products” means Product(s) being shipped by SUPPLIER directly to Dot Hill’s Customer.

2.11	“Non-direct Ship Products” means all other Product(s) not being shipped by SUPPLIER directly to Dot Hill’s Customer.

2.12	“Product Acceptance Tests” means the testing array to be applied by SUPPLIER to individual Products as mutually agreed by the Parties in writing and set forth on Appendix 3.

2.13	“Finished Goods” means Product that has met the Product Acceptance Test criteria, and is ready for shipment.

2.14	“Transformation Costs” means all costs associated with the manufacture of the Products, excluding raw material costs.

2.15	“Purchase Order Release” means a blanket purchase order release or an outbound sales order release issued by Dot Hill to SUPPLIER.

Manufacturing and Purchase Agreement	1	Dot Hill /SUPPLIER

“Obsolete Material” means all material that has no forward forecast or material that is in excess of [...***...]
“Excess Material” means all material in excess of [...***...].
3	PRODUCTS

3.1	Products. SUPPLIER agrees to sell to Dot Hill the Products listed on Appendix 1. The Parties agree that changes (additions or deletions) to Appendix 1 may be made, provided the Parties mutually agree in writing to such changes. The Parties agree that additional Products may be added to Appendix 1 and Appendix 1 will be deemed amended upon Dot Hill’s issuance of a purchase order pursuant to SUPPLIER’s written quotation for the Products.

3.2	Product Specifications. SUPPLIER agrees to manufacture the Products in accordance with the Specifications, as set forth in Appendix 4 or as amended upon mutual agreement on terms, conditions, and price, from time to time or as per an ECO made pursuant to this Agreement.

3.3	Quality and Reliability Assurance. SUPPLIER agrees to manufacture the Products in accordance with the quality and reliability assurance requirements specified in Appendix 3 (SUPPLIER Contract Quality Requirements). Appendix 3 may be amended from time to time in writing as mutually agreed.

3.4	Identification of Products and Trademark Rights

3.4.1	Identification of Products. SUPPLIER and Dot Hill hereby agree that Products sold hereunder will be labeled and marketed by Dot Hill under Dot Hill’s (or its Customers’) trademarks. SUPPLIER shall have the right to affix and Dot Hill shall not remove or cover over any nameplate indicating model number, serial number, patent number and/or patent pending legends, and any other markings which may be required by law or by regulatory agencies, where covering over such nameplate would violate any laws, patents, or trademarks.

3.4.2	Trademark Rights.

3.4.2.1	Dot Hill shall provide to SUPPLIER for each Product a list and description of the trademarks, trade names, insignia, symbols, decorative designs or packaging designs (collectively the “Trademarks”) to be affixed by SUPPLIER to the finished Products or to the packaging of such finished Products. SUPPLIER agrees to affix the Trademarks in strict conformity with the then-current Dot Hill written instructions and standards received by SUPPLIER. However, nothing in this Agreement shall operate to confer on SUPPLIER any right to use any Trademark for any purpose other than in connection with the manufacture or repair of Products in accordance with this Agreement.

3.4.2.2	It is the intention of the parties to protect as fully as possible all of their rights to their respective trademarks. Therefore, no right is granted hereunder for either party to use the trademarks of the other party, except as specifically permitted in writing by such other party. Willful use of either party’s trademark by the other party contrary to the provisions of this Section shall constitute a material breach of this Agreement.

4.	MANUFACTURE OF PRODUCTS

4.1	Manufacture of Products. SUPPLIER shall manufacture for Dot Hill such quantities and types of Products as Dot Hill may order from time to time. SUPPLIER shall not, unless otherwise specified in a written agreement entered into by Dot Hill, manufacture or sell any Product except on Dot Hill’s behalf and as directed by Dot Hill hereunder. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to grant SUPPLIER any right to use Dot Hill’s name for any purpose other than as expressly provided herein or otherwise mutually agreed.

4.2	Manufacturability of Dot Hill Design.

4.2.1	New Products. Dot Hill may provide its Specification(s) and Dot Hill Process Documentation to SUPPLIER for new Products. SUPPLIER shall provide to Dot Hill a New Product Project Plan including without limitation feedback, risk assessment, and suggested improvements to Dot Hill in writing as to the Manufacturability of such design(s). Upon Dot Hill’s review of such New Product Project Plan submitted by SUPPLIER, and only upon mutual agreement and written authorization by Dot Hill, SUPPLIER shall commence production of the new Product.

4.3	Manufacture in Accordance with Specifications. SUPPLIER shall manufacture all Products in strict conformity with all applicable Specifications, SUPPLIER Process Documentation, Dot Hill Process Documentation, and SUPPLIER Contract Quality Requirements and all applicable laws and regulations. SUPPLIER shall not make any change in or deviate in any way from such Specifications

Manufacturing and Purchase Agreement	2	Dot Hill /SUPPLIER
***Confidential Treatment Requested

except pursuant to an Engineering Change Order approved as provided in this Agreement. Further, SUPPLIER shall ensure, that SUPPLIER’s manufacturing processes shall meet the requirements of the regulatory agencies applicable to the manufacture of the Products, including without limitation Underwriters’ Laboratory (UL), U.S. Federal Communications Commission (FCC), and the Canadian Standards Association (CSA). In the event of a breach of this section, in addition to other remedies provided in this Agreement and available to Dot Hill at law, SUPPLIER shall be liable for and shall pay all costs associated with any retrieval, retest, rework, upgrades (including those in the field) and/or reinstallation required due to such breach, including without limitation material, labor, and overhead costs.

4.4	Location and Qualification of Manufacturing Operations. SUPPLIER shall manufacture all Products, in whole or in part, in its plants in [...***...], Longhua China, [...***...] unless Dot Hill authorizes SUPPLIER in writing to manufacture Products in another plant location. Other SUPPLIER facilities may manufacture Dot Hill Products only after meeting the certification and quality standards required by Dot Hill. Should the quality standards of any SUPPLIER facility fall below Dot Hill’s stated requirements for the manufacture of its Product, or if SUPPLIER requests that Dot Hill approve a different or additional facility for manufacture, and Dot Hill chooses to re-qualify the Products in light of the change in manufacturing facilities, SUPPLIER will, upon Dot Hill’s request: [...***...]

1.	Secondary Supplier Management

SUPPLIER CONTROLS
a.	Supplier Selection
i.	SUPPLIER shall not purchase any component or make-to-print part for use in the manufacture of any Product from any vendor other than those listed in Dot Hill AVL for components unless otherwise directed in writing by an authorized employee of Dot Hill. Dot Hill agrees to provide updated AVLs to SUPPLIER on a timely basis.
•	Although it is Dot Hill’s general policy to maintain a consistent approved AVL for each Product, SUPPLIER is encouraged to recommend substitutions to such list.
Dot Hill reserves the right to accept or reject any such recommendation in its discretion.
b.	Supplier Qualification
i.	In accordance with ISO9001:2000 requirements, SUPPLIER shall establish documented processes and criteria for the selection and qualification of suppliers and subcontractors The process and criteria shall be provided to Dot Hill Supplier Quality Engineering personnel for review and agreement.

ii.	SUPPLIER shall notify Dot Hill Supplier Quality Engineering of the intent to qualify or re-qualify suppliers or subcontractors. Dot Hill may choose to participate in any Supplier management activities. Upon request by Dot Hill, SUPPLIER shall provide the results of supplier selection and monitoring activities to Dot Hill.

iii.	For SUPPLIER-selected vendors, SUPPLIER shall perform capability studies of SUPPLIER-selected suppliers to ensure its long-term ability to provide compliant material. Upon request, the capability study and its results shall be provided to Dot Hill for review and approval.
c.	Supplier Monitoring
i.	SUPPLIER shall establish documented processes and criteria for the monitoring of its suppliers and subcontractors (including other SUPPLIER facilities). Upon request the process and criteria shall be provided to Dot Hill Supplier Quality Engineering personnel for review and agreement. Dot Hill may request reports of the results of the monitoring process including but not limited to Incoming inspection reports, supplier audit documents, product DPPM, root cause data, lot acceptance rates, ongoing reliability test data and any other supplier management data.

ii.	SUPPLIER shall establish methods for the evaluation of AVL parts to be used in Dot Hill Products to ensure that all materials meet the requirements per applicable drawing, BOM and specification for such parts. The process and criteria shall be

Manufacturing and Purchase Agreement	3	Dot Hill /SUPPLIER
***Confidential Treatment Requested

provided to Dot Hill Supplier Quality Engineering personnel for review and agreement. These methods shall be reviewed and updated upon revision to drawings, BOMs or specifications, and submitted to Dot Hill Supplier Quality Engineering.

iii.	SUPPLIER shall perform First Article Inspection reports of all make-to-print items to be used in Dot Hill production, and shall submit them to Dot Hill Supplier Quality Engineering for review upon request.

iv.	SUPPLIER shall maintain records of material evaluations that are performed upon receipt, and shall make such records available to Dot Hill upon request.
d.	Supplier Data: SUPPLIER shall provide supplier performance reports, at a minimum to include yield and defect cause information, for all strategic make-to-print items (to be specified by Dot Hill). Reports will be provided [...***...].

e.	Supplier Corrective Actions: SUPPLIER shall provide [...***...] status of any initiated, in-work, and completed Supplier Corrective Action requests to suppliers of materials used in Dot Hill production.

f.	Dot Hill requires process change notification from the Supplier and their critical component manufacturers. This notice should take place for: planned changes, unplanned changes, and when defects have been shipped. The Supplier is expected to monitor critical component suppliers, assist in the impact investigation, and provide testing.
1. (PCN) product / process change notification — a planned change to supplier process that includes, but is not limited to change in manufacturing site, change in critical materials or source of materials, engineering change, changes in equipment, etc...

2. (PDN) product / process deviation notification — an unplanned change to supplier process. A required notification that a Maverick Lot condition has occurred. (Maverick Lot — statistically significant change of outgoing product yield or identified critical characteristics.

3. (PSDN) post shipment defect notification — provided by the supplier upon discovery of quality or reliability issues after product shipment.
4.5	Left intentionally blank

4.6	Dot Hill Engineering Change Orders.

4.6.1	In the event Dot Hill intends to implement an Engineering Change Order, Dot Hill shall provide a written Engineering Change Request to SUPPLIER outlining, in specific detail, the proposed change. SUPPLIER may at any time propose an ECO by providing an ECR to Dot Hill.

4.6.2	The recipient of an ECR will use commercially reasonable efforts to provide a preliminary response (acknowledging receipt of the ECR and all associated documentation) within [...***...], and a more detailed written response within [...***...] unless otherwise mutually agreed to in writing. Such detailed response shall include at a minimum, (i) the proposed implementation plan for such ECO; (ii) the likely pricing and scheduling impact of the ECO on any open purchase order; (iii) DFx analysis; and (iv) the target date for SUPPLIER implementing the ECO (collectively, the “ECO Project Plan”).

4.6.3	Dot Hill will notify the SUPPLIER program manager of any emergency ECR that requires a “Stop Build” or “Stop Ship” as further defined in the ECR by a written confirmation, which may be in the form of a confirming e-mail, facsimile or hard copy delivered to SUPPLIER. SUPPLIER will, within [...***...] of acknowledging the written notice from Dot Hill, use best efforts to provide a written response to the emergency ECR issued by Dot Hill not to exceed [...***...].

4.6.4	In the event either party identifies an engineering change that must be implemented for reasons of safety or environment (“Safety or Environment Change”), the parties agree to notify the other party and cooperate and implement such Safety or Environment Change as soon as possible after discovery. Once such a Safety or Environment Change is discovered, the parties agree that no affected product shall be manufactured or shipped until such Safety or Environment Change has been implemented, notwithstanding any delay in scheduled delivery dates or changes to price. The SUPPLIER acknowledges that time is of the essence to resolve the Safety or Environmental change and will provide the necessary resources to assist Dot Hill’s resolution of the issue and resume product shipments. The parties further agree to cooperate in the implementation of such Safety or Environment Change on Product shipped prior to discovery of the hazard. In this regard,

Manufacturing and Purchase Agreement	4	Dot Hill /SUPPLIER
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SUPPLIER agrees to prepare a quotation for the manufacture of field change kits or to implement factory retrofitting, as appropriate. Dot Hill and SUPPLIER shall mutually agree on a case-by-case basis on appropriate charges for the implementation of a Safety or Environment Change on WIP, finished goods awaiting shipment and in field Products taking into consideration the party responsible for the need to make the Safety or Environment Change.

4.6.6	The parties shall mutually agree in writing to each ECO, and to the implementation and all costs thereof. The Supplier shall not unreasonably withhold, delay or condition its approval to any ECO requested by Dot Hill. SUPPLIER shall not commence implementation of an ECO until both parties agree to such ECO in writing.

4.6.7	In the event SUPPLIER implements an unauthorized change, upon notification by Dot Hill, SUPPLIER shall be liable for, and shall pay all authorized costs associated with any retrieval, retest, rework (including field rework or upgrades) and/or reinstallation required due to such breach, including without limitation material, labor, and overhead costs.

4.6.8	Any obsolete material resulting from an ECO shall be dealt with in its entirety and be billed at the time of the ECO implementation. Excess material shall be addressed per Section 8.4 (Inventory Risk Limitation for Excess and Obsolete Inventory) below.

4.7	Dot Hill-owned Equipment and Tooling.

4.7.1	Dot Hill-owned equipment and tooling, including without limitation, HASS chambers, in-circuit test fixtures, computers, printers, custom fixtures and cabling (collectively, “Tooling”) furnished to SUPPLIER or developed by SUPPLIER for Dot Hill and paid for by Dot Hill shall be the property of Dot Hill and Dot Hill will provide instructions for marking as such. SUPPLIER may use such Tooling only for the manufacture of Dot Hill’s Products purchased directly by Dot Hill, unless otherwise mutually agreed in writing. On a [...***...], or upon request by Dot Hill, SUPPLIER shall provide a detailed list of such Tooling owned by Dot Hill which is in SUPPLIER’s possession, including part number and manufacturer.

4.7.2	SUPPLIER shall store, protect, preserve, and perform general maintenance on such Tooling in accordance with sound industry practice and Dot Hill’s requirements, but with no less care than SUPPLIER uses in the storage, protection, preservation, calibration and maintenance of its own property. Dot Hill is responsible for any mutually agreed upon cost associated with refurbishment including without limitation calibration, or the replacement of such Tooling, as well as general maintenance. In such an event that such refurbishment or replacement of Tooling is required, SUPPLIER will notify Dot Hill of such need, and request authorization to perform such action. In the event Dot Hill’s Tooling becomes lost or damaged while in SUPPLIER’s possession for any reason other than through normal and proper use, SUPPLIER agrees to replace or repair such property at SUPPLIER’s expense. Within [...***...], SUPPLIER will request Dot Hill to provide SUPPLIER with instructions for the disposition of all such Tooling, [...***...]. Such Tooling disposition instructions and potential impact on SUPPLIER’s warranty capabilities shall be mutually agreed upon.

4.7.3	In accordance with the provisions of Section 21.11, Dot Hill reserves the right to perform an audit at the SUPPLIER facilities to ensure compliance with this Section 4.7.

4.8	Change in Manufacturing Process. SUPPLIER shall notify Dot Hill immediately in writing of any proposed change in manufacturing process, raw materials, suppliers or other processes or circumstances which has the potential to impact the manufacturing process of the Products, testing of the Products or the Products themselves (“Changed Circumstance”). Dot Hill requires advance notice of and must approve any and all such Changed Circumstances. In Dot Hill’s discretion, Dot Hill may re-qualify the Products in light of the Changed Circumstance(s). If Dot Hill chooses to re-qualify the Products, SUPPLIER will, upon Dot Hill’s request: [...***...].

4.9	Left intentionally blank.

Manufacturing and Purchase Agreement	5	Dot Hill /SUPPLIER
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4.10	Country of Origin Certificate. Upon Dot Hill request, SUPPLIER will provide a Country of Origin Certificate for SUPPLIER-manufactured Products.

4.11	International Direct Ship Products. Unless otherwise agreed, for Direct Ship Products being shipped internationally, Dot Hill shall be (i) the exporter of record for any Products and/or Product documentation exported from the country of manufacture, and shall comply with all applicable country of manufacture export control statutes and regulations, and (ii) the importer of record for all Products exported from the country of manufacture and later imported and returned to Dot Hill or to SUPPLIER. The Parties shall cooperate with one another in obtaining any export or import licenses for the Products.

Upon Dot Hill request, SUPPLIER will evaluate the Product to determine whether or not Product qualifies as originating goods within the North American Free Trade Agreement (NAFTA). SUPPLIER will provide a NAFTA Certificate of Origin for those goods that are found to be NAFTA eligible. Dot Hill will assist SUPPLIER by providing any information requested by SUPPLIER that is needed to evaluate the Product. Such information may include, but is not limited to: engineering support, technical information, Product literature, functionality of Product, end use of Product, manufacturer and country of manufacture for any components supplied or consigned by Dot Hill. [...***...] Notwithstanding the above, SUPPLIER agrees to provide such service on a “best efforts” basis only, and provides no warranty or indemnity for any issues arising from incorrect Certificate of Origin designations.

Dot Hill hereby certifies that it will not knowingly export, directly or indirectly, any U.S. origin technical data or software acquired from SUPPLIER or any direct product of that technical data or software, to any country for which the United States Government requires an export license or other approval, without obtaining such approval from the United States Government.

4.12	Environmental and Social Responsibilities.

4.12.1	SUPPLIER warrants that it is currently in compliance with and that it shall continue to comply with all applicable federal, state and local laws, rules, orders, and regulations relating to the protection of the environment and related matters. SUPPLIER acknowledges that any chemical, material or waste that may be used or generated in its processes, is solely its responsibility to properly handle, use, store, treat, and dispose of in accordance with the above mentioned applicable environmental laws and regulations. SUPPLIER shall notify Dot Hill immediately of any change or possible change in SUPPLIER’s compliance with this section.

4.12.2	SUPPLIER agrees to provide Dot Hill, promptly upon request, with any and all relevant information concerning its compliance with applicable environmental laws and regulations, including copies of required documentation. SUPPLIER also agrees, upon reasonable notice and during normal office hours, to permit Dot Hill to inspect its premises and audit its relevant records for the purpose of determining SUPPLIER’s compliance with all applicable environmental laws and regulations.

4.13	Labor Disputes. SUPPLIER shall immediately notify Dot Hill whenever any actual or potential labor dispute delays or threatens to delay the timely performance of this Agreement.

4.14	Social and Environmental Responsibility.

1.	Dot Hill, along with certain of its customers, is committed to ethical and responsible conduct in its business operations with respects to the rights of employees, the betterment of our worldwide community and the environment. At a minimum Dot Hill requires its suppliers of products, components and services to comply with the following standards and all applicable laws and standards relating to such matters. To that end, Supplier hereby agrees to comply with the following:
1.1	United States Federal Acquisition Regulation (“FAR”) 52.219-8; FAR 52.222-26; FAR52.222-35; FAR 52.222-36; FAR 52.222-39; FAR 52.247-64; 52.244-6 and Executive Order 11246;

1.2	all provisions of the Electronics Industry Code of Conduct (“EICC”);

1.3	for those Suppliers that provide warehousing, hubbing or carrier services for Dot Hill products, components or material, the Suppliers must be TAPA certified and provide

Manufacturing and Purchase Agreement	6	Dot Hill /SUPPLIER
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copies of TAPA certification to Dot Hill upon execution of this Agreement, with updates thereafter to show continuous certification during the Term of this Agreement;

1.4	for those Suppliers that will ship product or components manufactured outside of the United States into the United States, the Suppliers must be C-TPAT certified and provide copies of C-TPAT certification to Dot Hill upon execution of this Agreement, with updates thereafter to show continuous certification during the Term of this Agreement; and

1.5	all applicable laws and regulations governing the accessibility of information technology for people with disabilities.
Supplier shall contact Dot Hill if it needs access to copies of the foregoing rules, regulations or codes.

3	Supplier hereby authorizes Dot Hill and its designated agents to verify compliance with the provisions of this clause and agrees to work with Dot Hill to ensure compliance. Such actions may include:
a.	Dot Hill’s conducting on-site inspections and review of books and records upon reasonable prior written notice;

b.	meetings or conference calls with Dot Hill as requested by Dot Hill to review Supplier’s compliance;

c.	the provision of applicable certifications as requested by Dot Hill;

d.	the issuance of reports with respect to Supplier’s compliance activities as requested by Dot Hill.
5	PRODUCT PRICING

5.1	Prices. Prices for the Products shall be mutually agreed upon by both parties in writing, signed by authorized signatories of each party.

5.2	Production Quote Model. SUPPLIER shall provide pricing quotation matrix per section 5.3 to Dot Hill on a [...***...] basis for all Products, with stated cost reductions in accordance with Section 5.5 below. Additionally, SUPPLIER shall provide to Dot Hill costed Bills of Materials (BOMs) with each quotation. Dot Hill may, from time to time, request interim pricing quotations; such interim quotation shall be provided to Dot Hill within [...***...] of Dot Hill’s request. Dot Hill’s issuance of a purchase order indicates Dot Hill’s acceptance of such quotation, subject to additional terms Dot Hill may state on such purchase order.

5.3	Pricing. SUPPLIER agrees to use and provide a Pricing matrix to include at least , material costs, labor costs, assembly costs, test costs, material burdens, inventory carrying costs, profit, SG&A, manufacturing overheads, warranty costs and any taxes in determining the prices SUPPLIER shall charge to Dot Hill for the Products.

5.4	Cost Reduction Requirements.

5.4.1	SUPPLIER understands that Dot Hill has established and negotiates on a regular basis, special volume price relationships with its component vendors. If, by virtue of these special relationships, Dot Hill has obtained a better price on certain components than has SUPPLIER, SUPPLIER agrees to purchase such components from said vendors at Dot Hill’s negotiated price.

5.4.2	The parties agree that the material, throughput and Transformation costs will be reviewed and adjusted on a [...***...] basis, and product quotes (in the form set forth on Appendix 2) will be updated accordingly on a [...***...] basis. SUPPLIER hereby agrees to work with Dot Hill to [...***...] to reduce the material and Transformation cost of the Products by a targeted amount of [...***...].

5.5	SUPPLIER shall not incur any liability outside of forecasted demand for premium labor, material, packaging, or logistical fees without prior written approval from DH. Supplier shall submit any / all claims no later than [...***...]. All claims submitted shall be considered a final representation of [...***...]. There shall be no opportunity for [...***...].

Manufacturing and Purchase Agreement	7	Dot Hill /SUPPLIER
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6	FORECASTS, ORDERS, AND DELIVERY

6.1	Forecasts. On a [...***...] basis, Dot Hill will provide a new forecast so as to maintain a minimum of [...***...] rolling forecast of its projected orders for Products. This [...***...] minimum shall be increased as needed to ensure forecasts are made through the current SUPPLIER quoted lead time of all components. Any quantities listed in any forecast or other forecasting correspondence between the parties are only estimates and do not constitute a commitment on Dot Hill’s part to purchase such quantity. Such forecasts are made as an accommodation for planning purposes and authorization for SUPPLIER’s purchase of long lead materials as identified in the costed BOMs which accompany SUPPLIER price quotation. Dot Hill’s liability for such long lead material is as stated in Section 6.9.

6.2	Burst Capacity. SUPPLIER shall plan and implement capacity and materials to accommodate approximately a [...***...] increase over the then-current forecast for the given purchase period, for delivery within the standard lead times.

6.3	Purchase Orders and Releases. SUPPLIER shall build Products to finished goods pursuant to the quantities and due dates stated on purchase orders issued by Dot Hill. Dot Hill shall use commercially reasonable efforts, on a [...***...] basis, to issue releases against the purchase orders to SUPPLIER for individual orders of Products to be shipped within [...***...] from the receipt of the order or in such time as specified on such purchase order release. If Dot Hill fails to provide releases by a mutually agreed time per assembly site, SUPPLIER shall contact Dot Hill to confirm that no releases are to be issued that day. Dot Hill may transmit purchase orders and releases in writing, by facsimile or other means of electronic transfer agreed to by the parties.

6.4	Payment Terms.
All payments will be made in US Dollars and will be due [...***...] after Dot Hill receives the invoice from Supplier. Supplier also agrees to grant Dot Hill a [...***...] grace period on invoices due. Supplier agrees not to place any Dot Hill orders on shipment hold for any invoices less than [...***...] past due. Supplier agrees to grant Dot Hill a [...***...] through [...***...] and a [...***...] starting on [...***...], reviewed [...***...] payment terms with a [...***...] grace period as business volumes increase. Supplier agrees not to reduce the [...***...] as long as Dot Hill does not file for bankruptcy or is insolvent.
     Dot Hill reserves the right to review SUPPLIER’s purchase orders, invoices or other backup documentation to support SUPPLIER’s claim for the value of any invoice.
6.4.1	Returns
SUPPLIER will pay for transportation for SUPPLIER fault Product returns and credit DOT HILL for the Product. For returns that are not the fault of the SUPPLIER (customer damage, no fault found), Dot Hill will pay for transportation to be reconciled by SUPPLIER and invoiced quarterly.
6.5	Acceptance of Purchase Orders. All of purchase orders that are within forecast quantity, and stated lead times shall be accepted by SUPPLIER. SUPPLIER will use best efforts to accept any purchase orders within the burst capacity. For purchase orders that are outside of burst capacity or lead times, SUPPLIER shall provide written acknowledgement to Dot Hill of acceptance or rejection of such purchase order. In the event such purchase order is rejected, SUPPLIER shall provide the reasons for such rejection on the acknowledgement. Within [...***...] business days of receipt of each PO, SUPPLIER shall provide written acknowledgement to Dot Hill of acceptance of such release.

6.6	Delivery. SUPPLIER shall deliver Products in accordance with the dates stated on the purchase order.. If Dot Hill requires delivery sooner than the date specified on the purchase order release, or if Dot Hill requires quantities in excess of the burst capacity or purchase order, SUPPLIER will use best efforts to comply with such requests. Any deviation from the stated delivery date must be coordinated in advance.

6.7	Delayed Delivery.
6.7.1	SUPPLIER shall use reasonable commercial efforts to immediately notify Dot Hill if delivery of any Products will be delayed and notify Dot Hill within [...***...] of the rescheduled delivery date. In the event of such delay, Dot Hill may, at any time prior to the rescheduled delivery date, cancel without penalty (for example but not limited to restocking fees, order

Manufacturing and Purchase Agreement	8	Dot Hill /SUPPLIER
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cancellation fees) that portion of its purchase order covering such delayed Products. The notification may be communicated by facsimile, telephone, electronic mail, or any other method agreed to by the parties, provided that SUPPLIER shall use commercially reasonable efforts to obtain Dot Hill’s actual acknowledgement of the notice of anticipated delay. SUPPLIER and Dot Hill will jointly develop alternatives to resolve any late delivery of the Product, including but not limited to the use of premium routing. If SUPPLIER is unable to deliver the Product on the acknowledged delivery date, through no fault of Dot Hill, Dot Hill may require SUPPLIER to pay the difference between premium routing rates and standard routing rates.

6.7.2	SUPPLIER further agrees that time and rate of delivery are of the essence of this Agreement. The “Delivery Dates” shall be those specified as the “need by” date or the “scheduled ship date” stated on each purchase order or Purchase Order Release issued under this Agreement. For Products shipped directly to customers, deliveries will be considered on time if they are released to the common carrier from [...***...] before up to the Delivery Date stated on the purchase order or Purchase Order Release. For Products shipped to Dot Hill, deliveries will be considered on time if they are delivered to Dot Hill from [...***...] before up to the Delivery Date stated on the purchase order or Purchase Order Release.
6.8	Order Rescheduling.
6.8.1	Dot Hill may reschedule purchase orders, blanket purchase orders, and/or Purchase Order Releases. Rescheduling terms are subject to mutual agreement which shall not be unreasonably withheld by SUPPLIER.

6.8.2	Dot Hill shall not pay any [...***...]
6.9	Order Cancellation. Dot Hill may cancel any Product purchase order at any time subject to the terms set forth herein. Dot Hill is liable for [...***...]. Dot Hill is likewise liable for [...***...]. The extent of liability for open purchase orders or for other components previously authorized by Dot Hill through a forecast or other written directive for purchase by SUPPLIER is limited by the expectation that SUPPLIER shall follow Mitigation Efforts listed in Section 8.5

6.10	Packaging. SUPPLIER shall package and label each Product in accordance with Dot Hill’s Specifications. In the event such Specifications are not provided, SUPPLIER shall package each Product in accordance with SUPPLIER’s standard commercial practices for domestic or international shipment. SUPPLIER shall include with each shipment a list of contents, including serial numbers, to allow review of contents upon receipt. Product, Repairs and Spare parts must be labeled per the product requirement specification.

6.11	Shipment, Title and Risk of Loss. Product shall be shipped [...***...].

6.12	Designated Contract Manufacturers.

6.12.1	SUPPLIER agrees to allow Dot Hill’s designated Contract Manufacturers (“Designated CMs”) to assume the applicable rights and obligations of Dot Hill under this Agreement. A Designated CM shall mean a third party which is authorized by Dot Hill to purchase or license Products under this Agreement. Dot Hill will give SUPPLIER written notification of such authorization. Dot Hill may withdraw its authorization for a Designated CM by providing [...***...] prior written notice to SUPPLIER, and upon expiration of such notice period, the applicable entity shall no longer be a “Designated CM.” Supplier may require that any Designated CM agree, in writing, to abide by the terms and conditions of this Agreement. Depending on the Designated CM’s financial status, Supplier may also require Designated CM to abide by certain restrictions on credit.

6.12.2	As provided above, a Designated CM may issue to SUPPLIER Orders of its own and Dot Hill shall not be responsible for payment or any other obligation with respect to such Orders. For purposes of volume pricing or other terms or conditions dependent on volume, all purchases and/or licenses of Products by Dot Hill and Designated CMs shall be aggregated for the benefit of Dot Hill. Dot Hill agrees to use commercially reasonable methods (i.e. phone calls, emails) to assist the SUPPLIER to recover any Designated CM payment obligations,

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6.12.3	Dot Hill shall have the right to enforce a Designated CM’s rights under this Agreement or such other agreement entered into by Supplier and the Designated CM related to the subject matter hereunder.

7	WARRANTY AND DISCLAIMER.

7.1	Performance Warranties. SUPPLIER represents and warrants to Dot Hill that (a) it has the power to enter into and perform its obligations under this Agreement; (b) it has and will have full and sufficient right to assign or grant any rights and/or licenses granted pursuant to this Agreement; (c) its performance of this Agreement shall not infringe upon or violate the intellectual property rights of any third party; and (c) its performance of this Agreement and the Products will not violate any applicable laws, rules or regulations.

7.2	Product Warranty
7.2.1	For a period of [...***...], SUPPLIER warrants the Products will:
7.2.1.1	Be free from defects in material to the limited extent such material is manufactured by SUPPLIER and otherwise caused by the SUPPLIER.

7.2.1.2	Be free from defects in workmanship;

7.2.1.3	Be manufactured in accordance with all requirements set forth herein;

7.2.1.4	Conform to the Product Specifications, and;

7.2.1.5	Successfully complete any mutually agreed upon Product Acceptance Tests.
7.2.2	SUPPLIER shall use reasonable commercial efforts to assist Dot Hill to ensure the pass-thru nature of any warranties granted by AVL suppliers.

7.2.3	For the sake of clarity, SUPPLIER does not warrant defects in Dot Hill design of any nature.

7.2.4	SUPPLIER will, and without charge to Dot Hill, promptly (within [...***...] of SUPPLIER’s receipt) repair, or replace as mutually agreed, any Product which does not conform to the warranties set forth herein and which is returned to SUPPLIER for warranty repair or replacement, provided the Product has not been subjected to misuse, subjected to accident, improperly altered, improperly repaired or improperly maintained by Dot Hill or third parties in a manner which SUPPLIER reasonably determines to have caused the non-conformance. SUPPLIER agrees that if a field replaceable unit (“FRU”) under warranty is returned by Dot Hill to SUPPLIER [...***...] times for the same failure, or [...***...] times for any non-cosmetic failure, SUPPLIER shall replace such FRU and SUPPLIER shall subsequently destroy such FRU. Details of SUPPLIER’s policies regarding the repair or replacement of warranty returns will be reviewed and negotiated in good faith by the parties hereto. SUPPLIER shall provide Dot Hill a quarterly report by serial number of the FRUs that have been returned to SUPPLIER [...***...] times for the same failure and [...***...] times for any non-cosmetic failure. Product may consist in part of used FRUs which are warranted as equivalent to new when used in the Product. Further, field-failed FRUs returned to SUPPLIER may not be incorporated into subsequently manufactured unit-level assemblies. Dot Hill will identify the FRUs as being FRUs that have failed in the field, and send same to SUPPLIER. Unless otherwise instructed by Dot Hill, SUPPLIER will repair and recertify such FRUs and return same to Dot Hill identified as recertified field-failed FRUs.

7.2.5	In the instance of a breach of a Product Warranty by SUPPLIER and SUPPLIER cannot perform per paragraph 7.2.4, Dot Hill shall have, in addition to and without limitation of any other right or remedy available to Dot Hill as set forth in this Agreement, at law or in equity, the right, in Dot Hill’s discretion and at SUPPLIER’s expense, to take any and all actions reasonably necessary to mitigate Dot Hill’s damages and or any damages to Dot Hill’s customers arising from such breach, including, but not limited to [...***...].

7.2.5	THE WARRANTIES AS SET FORTH HEREIN ARE THE ONLY WARRANTIES GIVEN BY SUPPLIER. SUPPLIER MAKES, AND DOT HILL RECEIVES, NO OTHER WARRANTY EITHER EXPRESSED OR IMPLIED. ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE ARE EXPRESSLY DISCLAIMED AND EXCLUDED HEREFROM.

Manufacturing and Purchase Agreement	10	Dot Hill /SUPPLIER
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7.3	Epidemic Failure Warranty.
7.3.1	In addition to the warranties specified above, SUPPLIER warrants all Products against Epidemic Failure (as defined below) found to exist in the Products during the warranty period. (Epidemic Failure Period).

7.3.2	An Epidemic Failure shall mean a Product’s failure to conform to the warranties herein during the Epidemic Failure Period that has: (i) a defect rate of [...***...]

7.3.3	In the event of a suspected Epidemic Failure, Dot Hill shall promptly notify Supplier, and shall provide, if known and as may then exist: a description of the defect, and the suspected lot numbers, serial numbers or other identifiers, and delivery dates of the defective Products. Dot Hill shall also deliver or make available to Supplier, at Supplier’s request, any available samples of the defective Products for testing and analysis.

7.3.4	Within [...***...] business days of receipt of notice from Dot Hill of a suspected Epidemic Failure, Supplier shall provide its preliminary findings regarding the potential cause of the failures and, thereafter, promptly provide the results of its on-going root cause corrective analysis. Within [...***...] business days of receipt of notice from Dot Hill, Supplier shall provide its proposed plan for the identification of and the repair and/or replacement of the affected Products, and other reasonable and appropriate information

7.3.5	In the event of an Epidemic Failure, Dot Hill has the option of having SUPPLIER, at SUPPLIER’s expense: (i) sort, screen, repair and/or replace Dot Hill’s Product, including installed Products, Products pending installation, and Spares which are subject to such Epidemic Failure; and (ii) implement a Corrective Action Program, as defined, below. The parties will mutually agree on the time required to complete servicing/correcting such Products.

7.3.6	If Dot Hill chooses to implement a Corrective Action Program, the parties shall cooperate and work together to expeditiously devise and implement a mutually acceptable corrective action program which minimizes disruption to the end users and Dot Hill’s direct and indirect distribution channels (the “Corrective Action Program”). The Corrective Action Program shall identify all costs related to the Epidemic Failure including, without limitation: material costs, labor costs (and associated housing and travel costs), freight costs, equipment costs and screen costs. The parties agree to negotiate in good faith any revisions to the Corrective Action Plan to address additional reasonable costs. Supplier shall be responsible for all reasonable costs incurred by either party, or any third party, in carrying out the Corrective Action Plan
8	INVENTORY RISK MANAGEMENT

8.1	Lead Time. SUPPLIER shall work with all vendors to reduce material lead-times and report to Dot Hill on a [...***...] basis all parts that exceed [...***...].

8.2	Vendor Managed Inventory Program. Dot Hill may request SUPPLIER to deliver Product either through a non-Supplier Managed Inventory (“Non-SMI”) process or to use an SMI process, as may be agreed by the Parties. SUPPLIER agrees to comply with such requests unless SUPPLIER has good faith, commercially-reasonable grounds to deny the request. Use of an SMI process, whether with Hubs or otherwise, may require additional or different terms and conditions (including product cost and inventory requirements) and is subject to SUPPLIER’s approval, not to be unreasonably withheld, conditioned or delayed.

8.3	Non-cancelable Non-returnable (NCNR) Rules for Components. Non-cancelable non-returnable (NCNR) is hereby defined as any component that is unique to Dot Hill’s Products and/or cannot be returned to the supplier or utilized by SUPPLIER on other customer programs. SUPPLIER agrees to notify Dot Hill in writing of any components that are considered to be NCNR and for which SUPPLIER intends to hold Dot Hill liable for payment to SUPPLIER

8.4	Inventory Risk Limitation for Excess and Obsolete Inventory
8.4.1	The extent of liability for open purchase orders and for other materials previously authorized by Dot Hill through a forecast or other written directive for purchase by SUPPLIER is limited by the

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expectation that SUPPLIER shall procure material with supplier standard lead-times ,manufacturing conversion times and the flexibility requirements of this document. Material lead-times and conversion intervals shall be presented quarterly to Dot Hill and the SUPPLIER agrees to work with Dot Hill and the supply base to generate actions to reduce the intervals.

8.4.2	Obsolete material shall be presented to Dot Hill [...***...]. Obsolete material shall additionally be documented with the SUPPLIER’s Mitigation Efforts in section 8.5 for all material line items valued over [...***...] before a PO is released to purchase the material. Dot Hill shall issue a PO purchasing all Obsolete material showing effective mitigation [...***...] business days after receipt of documentation listed in Section 8.5.6. [...***...]

8.4.3	Excess material shall be presented to Dot Hill [...***...]. Dot Hill and SUPPLIER agree to generate and track material reduction plans for all excess material line items valued greater than [...***...].
8.5	Mitigation Efforts In the event of a cancellation of a purchase order, stop production notice, engineering change notice, AVL change, End-of-Life notice, forecast reduction or any other action that will generate an obsolete material charge, the SUPPLIER shall take the actions specified in sections 8.5.1 through 8.5.x
8.5.1	Supplier shall use best commercial efforts to immediately cancel or reduce outstanding purchase orders for the affected materials. Supplier shall notify Dot Hill of Cancellation or other fees and Dot Hill will direct Supplier as to whether it wishes to pay the expense and have Supplier continue with that particular form of mitigation.

8.5.2	Supplier shall use best commercial efforts to return components to the supplier at the same price purchased. Supplier shall notify Dot Hill of Return or Restocking fees and Dot Hill will direct Supplier as to whether it wishes to pay the expense and have Supplier continue with that particular form of mitigation.

8.5.3	Supplier shall use commercially reasonable efforts to sell or transfer the components to a third party. Supplier shall notify Dot Hill of differences in price or any transformation costs necessary to make the parts sellable and Dot Hill will direct Supplier as to whether it wishes to pay the expense and have Supplier continue with that particular form of mitigation. If sales price exceeds SUPPLIER’s component purchase price, the excess shall be first applied to offset any obligation of Dot Hill for all parts under Mitigation Efforts and any excess shall be retained by Supplier.

8.5.4	Rework supplier inventory at Dot Hill’s request, at a mutually agreed upon price and schedule.

8.5.5	Perform a physical inventory of the remaining inventory within [...***...] after completion of sections 8.5.1 through 8.5.4

8.5.6	Provide Dot Hill documentation reasonably satisfactory to Dot Hill indicating the quantities and part numbers of the inventory the SUPPLIER has not resold, reused, redirected to other use, or is not able to resell or otherwise use. Such documentation shall include mitigation activities undertaken by Supplier.
9	RISK MANAGEMENT

9.1	Disaster Recovery. Within [...***...] days after the Effective Date of this Agreement, SUPPLIER agrees to provide Dot Hill a formal disaster recovery plan in writing. Such plan shall delineate SUPPLIER’s ability to continue process development, Product manufacture and shipment, and to preserve contracted commitments in the event of a disaster (e.g., fire, flood, loss of database or engineering documentation, etc.). The plan shall be designed to encompass all aspects of SUPPLIER’s commitments and shall be periodically reviewed upon change and delivered on an annual basis.
               The disaster recovery plan shall address, at a minimum:
a)	alternate facilities to accommodate parts procurement, assembly, test, storage and warehousing activities

b)	alternate transportation methods to Dot Hill’s specified customers

c)	SUPPLIER’s database protection plan to include off-site storage

d)	replacement of tooling needed for the Products

e)	actions which would be taken in the event of a strike by SUPPLIER employees, outside suppliers, and outside groups vital to the operation of SUPPLIER’s business

f)	estimated recovery time in the event that a disaster occurred affecting the area listed above and any other potential disaster

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g)	SUPPLIER’s work-in-process (WIP) and raw stock position

h)	plan for single and sole source components

i)	archiving all design and manufacturing documentation in a secured facility not located at or near SUPPLIER’s facility.
9.2	SUPPLIER Disaster Recovery Plan. SUPPLIER shall use commercially reasonable efforts to ensure that each of its strategic sole source suppliers supplying components for the Products has a disaster recovery strategy in place similar to the requirements stated in this section.

10	PROGRAM MANAGEMENT

10.1	Quarterly Reviews. SUPPLIER and Dot Hill shall participate in reviews, at a minimum on a quarterly basis, to discuss all aspects of their relationship. Topics shall include but not be limited to Delivery Performance, Quality Performance, Cost reduction target attainment, and Business relationship issues. The companies shall jointly develop and track opportunities to improve performance in all areas.

10.2	New Product Introduction Program Coordination. SUPPLIER agrees to assume the program management for new product introduction (NPI) for Dot Hill Products at SUPPLIER. SUPPLIER’s NPI Program Manager shall manage all aspects of NPI, including without limitation (i) quality planning expectations as further defined in the SUPPLIER Contract Quality Requirements, Appendix 4 attached hereto, including without limitation, subcontract supplier selection and qualification; receiving inspection; in-process inspection points and criteria; closed loop corrective action (“CLCA”); (ii) prototype, alpha and pre-production build support expectations; qualification builds, reports and results; (iii) DFx analysis support (Manufacturability); and (iv) a Process Failure Mode Effects Analysis. SUPPLIER shall develop a project plan including a process verification test plan for each NPI encompassing all such aspects of NPI as set forth above (“New Product Project Plan”), including without limitation, defining the point at which SUPPLIER shall warrant to Dot Hill the Manufacturability of any such new Product.

10.3	Local Space for Dot Hill Employees

SUPPLIER shall provide appropriate facilities for Dot Hill associates as needed to support the production and launch of Dot Hill products, including but not limited to adequate and ergonomically acceptable work space, equipment, lighting, access to phone and other facilities as necessary. Such facilities will be provided at a mutually agreeable cost. Dot Hill agrees to abide by all local policies in place at such facilities.

11	CONFIDENTIAL INFORMATION AND NON-DISCLOSURE

11.1	Confidential Information.
11.1.1	Each party acknowledges that it may have access to certain Confidential Information of the other party. As used herein, “Confidential Information” means any and all technical or business or financial information, including third party information, furnished or disclosed, in whatever form or medium (regardless of whether tangible, intangible, visual or oral), by one party to the other, including but not limited to information regarding patents and patent applications, trade secrets, works of authorship, software programs, software source documents, software architecture, algorithms, formulae, ideas, techniques, know-how, processes, inventions, apparatuses, equipment, models, information related to current, future and proposed products and services, research, experimental work, development, design details, specifications and engineering information, procurement, purchasing and manufacturing requirements, costs, pricing, potential and actual customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising information, marketing plans; information regarding third parties; and any physical manifestations of Confidential Information (such as notes, reports, memoranda, etc.). Confidential Information includes without limitation all information that is clearly identified at the time of disclosure as confidential or that, under the circumstances of its disclosure, ought in good faith be treated as confidential.

11.1.2	The Recipient shall hold such Confidential Information in the strictest confidence, and release such information only to those employees requiring such information during the course of business between the Parties. Each employee is subject to the Recipient’s confidentiality policy to protect disclosed Confidential Information. Disclosure of such information to persons other than Recipient’s employees requires the Disclosing Party’s prior written consent. All such Confidential Information disclosed to Recipient shall be and remain the property of the Disclosing

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Party. Upon the Disclosing Party’s request, Recipient agrees to return all such Confidential Information and any copies thereof and/or data which contains the Confidential Information.

11.1.3	SUPPLIER acknowledges that Dot Hill’s and Dot Hill’s customers’ customer lists and ship to addresses are the Confidential Information of Dot Hill, and agrees to take all reasonable precautions to protect the confidentiality of such.
11.2	Exceptions. Information will not be deemed Confidential Information hereunder if the receiving party can demonstrate that such information: (a) is already known to the receiving party prior to disclosure from lawful sources; (b) is independently developed by the receiving party without the use of the disclosing party’s Confidential Information; (c) is or becomes publicly available through no fault of the receiving party; or (d) is lawfully disclosed to the receiving party by a third party without restriction on disclosure and without breach of a nondisclosure obligation. A party may disclose Confidential Information pursuant to the requirements of a governmental agency or by operation of law, provided that such party gives the other party reasonable prior written notice sufficient to allow the other party time to contest such disclosure.

11.3	Non-Disclosure Obligation. Each party agrees that until one of the exceptions set forth in Section 11.2 apply, it (a) will not use, directly or indirectly, or reproduce the Confidential Information of the other party for any purpose except in accordance with the terms of the Agreement; (b) will not disclose the Confidential Information of the other party to any third parties except as expressly permitted in this Agreement; and (c) will use reasonable care, but in all events at least the same degree of care that it uses to protect its own information of similar importance, to protect and maintain the confidentiality of all Confidential Information of the other party in its possession or control. Each party agrees not to disclose Confidential Information to its employees or agents unless (1) such employees or agents have a “need to know” such Confidential Information and (2) have agreed in writing to be bound by non-disclosure obligations at least as restrictive as those set forth herein. Each party further agrees to take commercially reasonably steps to ensure that the other party’s Confidential Information is not disclosed or distributed by its employees or agents in violation of this Section 11.

11.4	Effect of Termination. Upon the termination or expiration of this Agreement, or upon any request of a party, all Confidential Information, together with any copies of same as may be authorized herein, will (at the election of the disclosing party) either be returned to the disclosing party or certified destroyed by the receiving party. Notwithstanding the termination or expiration of this Agreement, each party agrees the requirements regarding use, confidentiality and non-disclosure set forth herein will survive the termination or expiration of this Agreement.

11.5	Injunctive Relief. In the event of any breach of this Section 11, the parties agree that the non-breaching party may suffer irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the parties hereby agree that the non-breaching party shall be entitled to seek injunctive relief, in addition to any other available remedies at law or in equity.

12	INDEMNIFICATION AND INSURANCE

12.1	By Supplier. Subject to any applicable limitations set forth herein, SUPPLIER agrees, at its expense, to defend, indemnify and hold harmless Dot Hill and its officers, directors ,employees, and each of their respective affiliates from and against all third party claims, suits and proceedings (i) arising in connection with product liability claims for the Products resulting from SUPPLIER’s manufacturing process, or due to SUPPLIER’s negligence or willful misconduct; (ii) relating to any breach of a representation or warranty by SUPPLIER hereunder; and/or (iii) based on any third party claim that SUPPLIER’s manufacturing process of the Products infringes any third party’s intellectual property right and will pay all final judgments awarded or settlements entered into on such claim, proceeding or suit; (iv) relating to liabilities based upon any violation of any environmental or other applicable laws or regulations, including, without limitation, RoHS and WEEE with respect to the manufacture of Products by SUPPLIER, but excluding any violation arising thereof based on any Dot Hill consigned parts, Dot Hill specified components, or materials provided by Dot Hill to SUPPLIER for use in Products.

12.2	By Either Party. Subject to any applicable limitations set forth herein, each party shall defend, indemnify and hold the other party, its officers, directors and employees from and against any and all claims, including personal injury and death, losses, expenses (including reasonable attorneys’

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fees), demand, or judgments (“Claims”) which result from or arise out of the negligent acts, errors, or omissions of the indemnifying party or its Personnel.

12.3	Indemnification Procedures. The indemnifying party’s indemnification obligations are conditioned upon the indemnified party: (i) giving prompt notice of the claim or action to the indemnifying party; (ii) granting control of the defense or settlement of the claim or action to the indemnifying party (except that the indemnified party’s prior written approval will be required for any settlement that reasonably can be expected to require a material affirmative obligation of, result in any ongoing material liability to or materially prejudice or detrimentally impact the indemnified party in any way); and (iii) providing reasonable cooperation and, at the indemnifying party’s request and expense (except for the value of the time of the indemnified party’s employees), assistance to the indemnifying party in the defense or settlement of the claim or action.

12.4	Insurance. SUPPLIER agrees to maintain appropriate worker’s compensation insurance for its employees as well as commercial general liability insurance. SUPPLIER agrees to maintain insurance in the following minimum amounts: [...***...] General Liability, Property and Business Interruption insurance which shall be satisfied via an umbrella policy evidencing the coverage above; Upon Dot Hill’s written request pursuant to the execution of this Agreement, SUPPLIER will provide Dot Hill with proof of such coverage in the form of a Certificate of Insurance. SUPPLIER further agrees to notify Dot Hill in advance of any changes in such insurance coverage.

13	LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMIATION CONSEQUENTIAL DAMAGES FOR LOSS OF PROFITS, REVENUE, DATA, RECORDS, OR USE, INCURRED BY EITHER PARTY OR ANY THIRD PARTY, WHETHER ARISING UNDER THEORY OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABLITY OR OTHERWISE, EVEN IF THE OTHER PARTY OR ANY OTHER PERSON HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. CLAIMS (I) FOR DAMAGES FOR BODILY INJURY OR DEATH OR DAMAGE TO PERSONAL PROPERTY; (II) TO THE LIMITED EXTENT INDEMNIFICATION DAMAGES ARE CONSIDERED CONSEQUENTIAL DAMAGES; OR (IV) FOR BREACH OF CONFIDENTIALITY ARE EXCLUDED FROM THE FOREGOING LIMITATION. THE PARTIES AGREE THAT NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY DAMAGES (INCLUDING DIRECT AND INDIRECT) EXCEEDING [...***...]. THE PARTIES AGREE THAT, BUT FOR SUCH LIABILITY LIMITATION, SUPPLIER WOULD NOT HAVE ENTERED INTO THIS AGREEMENT.

14	TERM AND TERMINATION

14.1	Term. The term of this Agreement shall be for Three (3) years from the Effective Date, and unless terminated pursuant to the termination provisions of this Agreement, will automatically renew for one (1) year terms.

14.2	Termination for Material Breach. In addition to any other rights or remedies that may be available at law or in equity, a party may terminate this Agreement if the other party is in material breach of this Agreement and has not cured the breach within thirty (30) days of written notice specifying the breach. If the breach is not cured within the thirty (30) day period, termination will become effective on the thirtieth (30th) day following the written notice. Consent to extend the cure period for breaches other than nonpayment of fees shall not be unreasonably withheld, so long as the breaching party has commenced cure during the thirty (30) day notice period and pursues cure of the breach in good faith.

14.3	Termination for Insolvency. Either party may immediately terminate this Agreement by written notice to the other upon the occurrence of any of the following events: (i) either party becomes insolvent; (ii) a receiver is appointed for either party or its property; (iii) either party makes, or attempts to make, an assignment for the benefit of its creditors; (iv) any proceedings are commenced by or for either party under any bankruptcy, insolvency, or debtor’s relief law and such proceedings are not set aside within thirty days following their filing; and/or (v) either party liquidates or dissolves or makes a good faith attempt to liquidate or dissolve voluntarily or otherwise. If Supplier becomes insolvent as per this section, Dot Hill may, in Dot Hill’s discretion, continue to exercise its license rights granted hereunder, may exercise its Default License Rights, and may reserve all rights in the Technology and related materials to protect Dot Hill’s interests therein pursuant to Section 365(n) (and any amendment thereto)

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of the U.S. Bankruptcy Code, or equivalent legislation in other applicable jurisdictions. The parties acknowledge that the Product and Dot Hill IP is “intellectual property” for purposes of Section 365(n) of the U.S. Bankruptcy Code and that Dot Hill will have the right to exercise all rights provided by Section 365(n) with respect to the Technology.

14.4	Termination for Convenience. Either party may terminate this Agreement at any time by providing the other party with no less than Confidential Treatment Requested prior written notice

14.5	Inventory Indemnification. Upon expiration or termination of this Agreement for any reason other than SUPPLIER’s uncured breach or insolvency under Section 14.3, Dot Hill will be responsible for all deliverable finished Products covered by purchase orders accepted by SUPPLIER prior to the effective date of such termination or expiration, with delivery to be completed pursuant to mutually agreed upon purchase order Delivery Dates. Dot Hill’s responsibility shall also extend to all components, subassemblies, and other material purchased by SUPPLIER under a Dot Hill purchase order or has been authorized to be purchased by Dot Hill and, with respect to all such items deemed NCNR and purchased to fulfill the then-current forecast. SUPPLIER will use commercially reasonable Mitigation Efforts (as defined in Section 8.5) to minimize Dot Hill’s liability under this section.

14.6	Effect of Termination. All provisions herein that by their nature are meant to survive termination or expiration of the Agreement shall so survive. In the event of termination or expiration of this Agreement, SUPPLIER agrees to provide Dot Hill with all of the data and records required in Appendix 4 (SUPPLIER Contract Quality Requirements). The parties agree that for a period of six (6) months following termination or expiration of this Agreement, the terms of this Agreement shall apply to any purchase orders issued by Dot Hill and subsequently accepted by SUPPLIER, provided SUPPLIER may retain the Tooling required for the testing and manufacturing of the Products.

14.7	Return of Materials. Upon the termination of this Agreement, each party shall promptly deliver to the other party any of the other party’s proprietary information in its possession, including, but not limited to, Confidential Information and/or developments, and all notes, records, engineering notebooks, Tooling, and other documents relating thereto. Each party shall continue thereafter to promptly return to the other party any of the above mentioned materials and all copies thereof that come into its possession.

14.8	Arbitration. To resolve a dispute or claim with respect to or stemming from this Agreement, the Parties agree to use the Commercial Arbitration Rules-Expedited Procedures of the American Arbitration Association. If the Parties mutually agree upon one arbitrator to hear the case, one arbitrator will be used. If the Parties cannot agree upon one arbitrator within ten (10) days, then each Party will chose one arbitrator and the third arbitrator shall be selected by the other two arbitrators. If a Party does not choose an arbitrator within ten (10) days, the other Party may make the selection of the second arbitrator. The period allowed for the arbitrator(s)’ discovery shall not exceed thirty (30) calendar days. Arbitration shall be limited to fifteen (15) days following discovery completion, and the judgment of the arbitrator(s) shall be final and binding upon the Parties. Any arbitration pursuant to this Agreement shall be held in Confidential Treatment Requested. Each party shall bear its own expenses and shall share equally the administrative expenses of the hearing, including, without limitation, arbitration fees and the expenses of a court reporter.

15	Intentionally Blank

16	MARKETING OR PUBLICITY. Neither party shall use the name, trademark, or service mark of the other party in any advertising, promotional material, or publicity releases without first obtaining the other party’s prior written consent. SUPPLIER acknowledges that Dot Hill may need to file this Agreement with the Securities and Exchange Commission (SEC), and that Dot Hill will seek confidential treatment of pricing terms and as otherwise allowed by the SEC.

17	EXPORT ADMINISTRATION. Each party agrees to comply with the U.S. Foreign Corrupt Practices Act and all relevant export laws and regulations of the United States and the country or territory in which the Products are provided (“Export Laws”) to assure that neither any deliverable, if any, nor any direct product thereof is (i) exported, directly or indirectly, in violation of Export Laws or (ii) intended to be used for any purposes prohibited by the Export Laws, including without limitation nuclear, chemical, or biological weapons proliferation.

Manufacturing and Purchase Agreement	16	Dot Hill /SUPPLIER

18	TECHNICAL SUPPORT

18.1	General. SUPPLIER understands that Dot Hill has an obligation to provide 24x7 technical support for its own products to its customers. SUPPLIER agrees to provide high-level technical support to Dot Hill with respect to the Products, to help trouble shoot issues that Dot Hill is not capable of handling without the help of SUPPLIER. SUPPLIER shall have qualified personnel available to respond to facsimile, e-mail and/or telephone requests from Dot Hill to resolve any issues encountered by Dot Hill with respect to the Products twenty four hours a day, seven days a week, everyday of the year (“24x7x365”), and will provide such support around the clock until the issue is resolved to Dot Hill’s reasonable satisfaction. If required to resolve an issue, SUPPLIER will provide field service support arising from SUPPLIER warranties to Dot Hill, at SUPPLIER’s expense. SUPPLIER shall provide Dot Hill with such technical support for not less than [...***...] after the last delivery date of Product unit. This obligation shall survive termination or expiration of the Agreement.

18.2	RMA and Root Cause Analysis. Upon Dot Hill’s request and at mutually agreed upon pricing, SUPPLIER shall perform root cause and failure analysis on any defective Product unit and provide initial report findings within [...***...] business days and a more detailed report within [...***...] business days after receiving the defective Product unit from Dot Hill in the form of a return materials authorization (“RMA”). No Fault Found and Customer Induced Damage returns will be charged out to Dot Hill at agreed upon pricing. Defective units that fail due to SUPPLIER issues will be tested and replaced or repaired without charge. Thereafter, SUPPLIER shall continue to perform analysis until findings are made to the satisfaction of both parties. Root Cause Analysis reports shall contain that information, and be in a form, as Dot Hill reasonably requests. Requests for root cause failure analysis shall be identified using the RMA number given to Dot Hill by SUPPLIER.

18.3	Bug or Error Information. SUPPLIER shall permit Dot Hill, free of charge, to have access to SUPPLIER’s records and information that are relevant to root cause analysis or other aspects of the technical support of the Products. SUPPLIER shall provide any bug or error reports to Dot Hill on a monthly basis, provided that Dot Hill will treat such reports as SUPPLIER’s “Confidential Information” (as defined below). Access to the reports shall be limited to Dot Hill’s employees, agents, customers and subcontractors with a need to know. However, SUPPLIER grants to Dot Hill the right to use, copy and distribute such data for purposes of resolving customer support issues with respect to the Products.

18.4	Records. SUPPLIER shall keep and maintain accurate records for a period of at least [...***...] after termination or expiration of this Agreement with respect to errors and error correction, setting forth in reasonable detail technical support calls received, response time and implementation of corrections. SUPPLIER shall provide such records to Dot Hill on a quarterly basis and, in addition, SUPPLIER shall make them available to Dot Hill upon Dot Hill’s request. Such records shall constitute Supplier’s “Confidential Information.”

19.	PRODUCT AVAILABILITY, DISCONTINUANCE OR DISRUPTION

19.1	End of Life Notice for Products. SUPPLIER may end of life the manufacture and sale of a particular Product to Dot Hill upon [...***...] following the End of Life notification from Dot Hill. The “End of Life Notice Period” means the period starting on the date of such notice until the termination of the manufacture and sale of such Product. Dot Hill may purchase an unlimited number of Product during any End of Life Notice Period.

19.2	End-of-life Notice for Components of Product. SUPPLIER will forward to Dot Hill notice received from its suppliers as components of the Products reach end-of-life. SUPPLIER and Dot Hill will jointly be responsible for locating and qualifying a reasonable alternative to replace the end-of-life parts and/or components. If mutually agreed, SUPPLIER will execute an end-of-life buy of such end-of-life parts or components on Dot Hill’s behalf.

19.3	Allocation. SUPPLIER will notify Dot Hill promptly whenever SUPPLIER identifies a reasonable likelihood that there is or will be a materials or capacity constraint that could negatively affect SUPPLIER’s ability to meet Dot Hill’s existing or forecasted needs for Product(s) (“Supply Constraint”). During any period of Supply Constraint, SUPPLIER agrees, at a minimum, to allocate materials and capacity to Dot Hill on an equitable basis considering the volume of work performed by SUPPLIER for Dot Hill.

20.	INTELLECTUAL PROPERTY OWNERSHIP

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20.1	Definitions
20.1.1	“SUPPLIER Background IP” shall mean any Intellectual Property that SUPPLIER owns or has the right to license which pre-exists work performed by SUPPLIER under this Agreement.

20.1.2	“SUPPLIER Foreground IP” shall mean any Intellectual Property which is developed, conceived or reduced to practice by the employees or contractors of SUPPLIER as a result of the performance of any development activities under the AGREEMENT or otherwise, but which was not funded by Dot Hill.

20.1.3	“Dot Hill IP” shall mean any Intellectual Property which Dot Hill supplies to SUPPLIER, or that is developed, conceived or reduced to practice by the employees or contractors of SUPPLIER through the funding of Dot Hill.

20.1.4	“Intellectual Property” or “IP” shall mean all rights worldwide in Patents, copyrights, trade secrets, Confidential Information or any other Intellectual Property rights, but excluding rights in trademarks, service marks, trade names, service names and Internet domain names and other similar designations.

20.1.5	“Patents” shall mean patents, patent applications, design patents and registrations and utility models, along with any reissues, re-examinations, continuations, continuations-in-part, divisions and renewals thereof.

20.1.6	“Jointly Owned IP” may include a New Idea (as defined below). Jointly Owned IP shall not include any underlying or accompanying Background IP or Foreground IP of either party. With respect to Jointly Owned IP, neither party will have a duty to account to the other party, or to pay any share of any revenue or compensation earned or received, with respect to its use or exploitation; provided however, if either party wishes to use Jointly Owned IP but cannot do so without the IP owned by the other party, then such party must obtain the appropriate rights from owning party to permit such use or exploitation of the Jointly Owned IP.
20.2	IP Owned By SUPPLIER. SUPPLIER and its licensors shall retain title to and all ownership rights and interests in and to the SUPPLIER Background IP and SUPPLIER Foreground IP.

20.3	IP Owned by Dot Hill. Dot Hill and its licensors shall retain title to and all ownership rights and interests in and to the Dot Hill IP.

20.4	New Ideas. If Dot Hill would like to share with SUPPLIER a New Idea for purposes of having SUPPLIER include the New Idea in the Product, Dot Hill shall inform SUPPLIER of such desire. If upon disclosing the New Idea to SUPPLIER, SUPPLIER had already conceived of the New Idea, SUPPLIER will indicate such pre-conception immediately, and will supply some form of proof of such pre-conception to Dot Hill within [...***...] business days. In such event, any reduction to practice of the New Idea shall be Jointly Owned IP. If, upon disclosing the New Idea to SUPPLIER, SUPPLIER had not pre-conceived of the idea, such New Idea shall be Dot Hill IP. If SUPPLIER wishes to reduce the New Idea to practice by incorporating it into the Product, then the parties will mutually agree upon terms and conditions of such reduction to practice.

21.	GENERAL PROVISIONS.
21.1 Relationship of Parties. Dot Hill and SUPPLIER are independent contractors. Nothing in this Agreement shall be construed to create a partnership, joint venture, or agency relationship between the parties. Neither party is granted the right or authority to assume or create any obligation or responsibility, express or implied, on behalf of, or in the name of the other party, or to bind such other party in any manner to anything whatsoever. It is expressly agreed that under no circumstances shall any of the employees of one party be deemed the employees of the other for any purpose. Each party shall be solely responsible for payment of all compensation and benefits payable to its employees, as well as all employment related taxes.
21.2 Notices. All notices required hereunder shall be in writing, and shall be deemed given when transmitted by facsimile (provided such facsimile is subsequently confirmed in writing within five (5) days of the facsimile date) or deposited with an express delivery services with guaranteed third day delivery, prepaid, addressed as follows:

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To .
8801 Fallbrook Dr.
Houston, TX 77065
Attention David Parish Sales Manager

CC:	Foxconn Corporation, 8801 Fallbrook Dr. Houston, TX 77064 Attn: Corporate Counsel
To Dot Hill:
Dot Hill Corporation
2200 Faraday Avenue
Carlsbad, CA 92008
Attention: Hanif Jamal, CFO
21.3 Force Majeure. Neither party shall be liable for any failure or delay in its performance under this Agreement due to causes which are beyond its reasonable control, including, but not limited to, acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, wars, sabotage, and governmental actions; provided that (a) the delayed party: (i) gives the other party written notice of such cause promptly, and in any event within fifteen (15) days of discovery thereof, and (ii) uses commercially reasonable efforts to correct such failure or delay in its performance, and (b) the delayed party’s time for performance or cure under this Agreement shall be extended for a period equal to the duration of the cause or sixty (60) days, whichever is less. The party against whom this section is invoked shall have the right to terminate the affected installments under any purchase order.
21.4 Amendment. No provision of this Agreement will be deemed amended or modified by either party, unless such amendment or modification is made in writing and signed by authorized representatives of both parties.
21.5 Non — Assignment; No Third-Party Rights. Neither party may assign this Agreement or any of its rights or obligations hereunder without the other party’s prior written consent which shall not be unreasonably withheld or delayed. In the event of such an assignment, the assignor must provide written notice of its intent to assign and the assignee must agree in writing to be bound by the terms and conditions of this Agreement. Any assignment in violation of the foregoing restrictions shall be null and void. This Agreement shall bind and inure to the benefit of the successors and permitted assigns of the parties hereto. This Agreement is for the sole and exclusive benefit of the parties hereto and not for the benefit of any third parties, and nothing in this Agreement shall be construed as giving any rights to any person not a party hereto.
21.6 Severability. If any provision of this Agreement is held to be invalid or unenforceable by a proper authority having jurisdiction over this Agreement, such provision shall be deemed null and void and the remaining provisions of this Agreement shall remain in full force and effect. The parties shall substitute for the affected provision an enforceable provision that approximates the intent and economic effect of the affected provision.
21.7 Further Assurances. The parties agree to execute, acknowledge and deliver such further instruments, and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.
21.8 Attorney’s Fees. If any litigation arises between the parties in connection with this Agreement, the prevailing party will be entitled to recover reasonable attorneys’ fees, costs and expenses from the other party.
21.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of [...***...] excluding its choice of law provisions. The United Nations Convention on Contracts for the International Sale of Goods (CISG) is specifically excluded and shall not be applicable to any transaction contemplated herein.
21.10 Entire Agreement. This Agreement, together with any applicable appendices, constitutes the entire Agreement between Dot Hill and SUPPLIER relating to the subject matter of this Agreement. This

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Agreement takes precedence over any pre-printed terms and conditions on invoices, purchase orders, acknowledgements, or other forms used by the parties in carrying out the terms and conditions of this Agreement.
21.11 Right to Audit. Dot Hill reserves the right to have access to such SUPPLIER records for Dot Hill [...***...] supporting Dot Hill product and any other applicable documentation of cost and expenses incurred by SUPPLIER in performance of this Agreement, for purpose of audit and verification. Such audits may be performed by Dot Hill or by an independent auditor selected by Dot Hill, and agreed by SUPPLIER, such consent not to be unreasonably withheld, during normal business hours and upon reasonable notice, for so long as such records are required to be retained. Supplier will pay for the cost of the audit if the audit finds recoverable costs in excess of [...***...]. SUPPLIER will retain such records for [...***...] or as required by law. Further, Dot Hill reserves the right to audit SUPPLIER and/or SUPPLIER’s facilities at any time upon reasonable notice, to ensure SUPPLIER’s compliance with this Agreement. Dot Hill shall ensure that any auditor performing audit duties, whether Dot Hill personnel or an independent auditor selected by Dot Hill, shall first have entered into SUPPLIER’s confidentiality agreement Audits of other SUPPLIER’s relevant financial records will require the use of a mutually agreed upon 3rd party Big Four CPA accounting firm. The agreed upon firm will keep all information except for the final results confidential, and will limit such final results to any discrepancies discovered, or any improvement recommendations. The parties shall each receive a copy of the final report.
21.12 Counterparts. This Agreement may be signed in counterparts by Dot Hill and SUPPLIER, each of which when taken together will be considered an original, but all of which will constitute the same instrument.
21.13 Waiver. No waiver of any right or remedy on one occasion by either party shall be deemed a waiver of such right or remedy on any other occasion.
22 Electronic Commerce. SUPPLIER and Dot Hill shall use all reasonable and customary efforts to automate the exchange of necessary product, manufacturing and financial information using Industry Standard methods, protocols and definitions for each specific requirement. Dot Hill, at its sole discretion, may require implementation of new information exchanges or transactions as dictated by appropriate Dot Hill representatives based on mutual, written agreement, which shall not be unreasonably withheld.

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Appendix 1
*EAU refers to Estimated Annual Usage. Dot Hill does not intend for the EAU to be a forecast or a binding commitment to order or purchase the estimated quantities. The EUA is provided solely for reference.

Dot Hill Part #	Description	Revision	EAU

Manufacturing and Purchase Agreement	21	Dot Hill /SUPPLIER

Appendix 2
Pricing
[...***...]

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Appendix 3
SUPPLIER Contract Quality Requirements
1. QUALITY SYSTEM
a.	SUPPLIER shall maintain a certified quality system meeting, at a minimum, the requirements of ISO9001:2000 and ISO 14001

b.	SUPPLIER is subject to assessment to verify conformance to the requirements of this document. This could be accomplished by any or all of the following methods upon reasonable notice to SUPPLIER:
i.	SUPPLIER may be requested to complete a Dot Hill self-assessment form with supporting evidence for the responses given

ii.	Dot Hill Supplier Quality Engineers may conduct an on-site assessment of SUPPLIER’s quality system.

iii.	Dot Hill may perform Source, Receiving, or In-process inspection of SUPPLIER supplied materials to determine conformance to requirements.

iv.	Dot Hill may request documents and records to verify compliance to system requirements.

v.	Dot Hill requires process change notification from the Supplier and their critical component manufacturers.
2. QUALITY REQUIREMENTS
a.	System Test First Pass Yield [...***...]. Specific goals for PWAs and systems will be based on specific end customer requirements/contracts as applicable and will be provided by Dot Hill.

b.	OBA (Out-of-Box Audit) Average Outgoing Quality Level [...***...]

c.	ORT (Ongoing Reliability Test) = meets system level MTBF at [...***...]

d.	DOA (Dead On Arrival) [...***...]

e.	Critical CLCA TAT (Turn-around Time) = [...***...].
•	Critical CLCAs are associated with any OBA failure, ORT failure, or critical customer escalation
f.	Problem resolution will follow the 8D format. Template will be agreed upon by Dot Hill and the Supplier

g.	Quality Reporting requirements will be defined by Dot Hill Supplier Quality Engineering

h.	The Products must have backward component traceability (lot code/date code) as well as parent to child serial number traceability from the finished product supplied by the supplier to Dot Hill A corrective action request (“CAR/SCAR”) issued to the supplier must be fully addressed and returned to Dot Hill by due date indicated in the CAR. Depending on the situation, if either party finds any difficulty in such target lead-time, The supplier and Dot Hill may discuss in good faith a mutually agreeable alternative schedule on a case-by-case basis
3. QUALITY AND DELIVERY PERFORMANCE
a.	Dot Hill expects 100% defect free and on-time delivery.

b.	Dot Hill will monitor SUPPLIER’s delivered quality performance. Defective Product delivered to Dot Hill will not only be considered a quality defect, but will also not be considered an on-time delivery. Upon notification by Dot Hill that Product is defective, SUPPLIER will provide replacement Product to Dot Hill

c.	Dot Hill may perform Source Inspection at its discretion. SUPPLIER will be given notice that source inspection will be required. SUPPLIER is responsible to allow for the time of source inspection when scheduling Product for process and delivery.
i.	SUPPLIER shall provide appropriate facilities for Source Inspection, including but not limited to adequate and ergonomically acceptable work space, equipment, lighting, access to phone and other facilities as necessary.

ii.	Source inspection does not constitute acceptance, and does not preclude Dot Hill’s rejection of such Product subsequent to Source Inspection.
4.	ASSEMBLY QUALITY
a.	SUPPLIER shall complete a readiness review prior to production build for any new Products. The readiness review shall meet the requirements of a mutually agreed upon format, and shall be confirmed by Dot Hill Supplier Quality Engineering prior to the commencement of production build.

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b.	Dot Hill and SUPPLIER shall mutually agree on a plan for First Article Inspection (“First Article Inspection Plan”).

c.	SUPPLIER shall perform First Article Inspection of all SUPPLIER-built Dot Hill assemblies in accordance with the First Article Inspection Plan, and shall submit reports of the results of such inspection to Dot Hill Supplier Quality Engineering for review. Such first article inspection report shall include without limitation verification that established processes and Products built to those processes meet specified requirements. Dot Hill Supplier Quality Engineering may choose to perform a duplicate first article inspection. Dot Hill Supplier Quality Engineering will approve the first article inspections prior to additional assembly in excess of the First Article Inspection Plan. SUPPLIER will investigate root cause and take corrective action for any first article rejections.

d.	SUPPLIER shall submit a Quality Plan for each program built at SUPPLIER, per a mutually agreed upon format.

e.	SUPPLIER shall provide a process map, which may be included in the Quality Plan, for all Dot Hill Product build, showing data collection points and Work Instructions which describe the work performed at each step. Copies of the documents used and data collected at each step shall be provided to Dot Hill as reference. An updated process map and associated documents shall be submitted upon any change.
d.	Used electronic components (components which have been previously soldered to and removed from an assembly or subassembly) may not be reused even if such components are known to be functionally acceptable unless mutually agreed to in writing by the parties.
5.	OUTGOING QUALITY CONTROLS
a.	Out of Box Audit: SUPPLIER shall develop, implement and perform an Outgoing Inspection Audit of Product that will be based on a statistically valid continuous sampling plan. The sampling plan to be used will be agreed upon by Dot Hill and SUPPLIER. The outgoing inspection audit will be performed prior to delivery of Product to Dot Hill Source Inspection and/or shipment to Dot Hill or any Dot Hill customers. The outgoing inspection will verify at a minimum the presence of and conformance to all Specifications including:
i.	all visual/cosmetic requirements

ii.	workmanship

iii.	configuration

iv.	labeling requirements

v.	accessory kit if applicable

vi.	test completion/confirmation
6.	RELIABILITY TESTING.

SUPPLIER shall perform, if applicable, HASS, burn, and Ongoing Reliability Testing Reliability Demonstration (ORT/Rel demo) reliability tests as specified by Dot Hill, in accordance with procedures described in SUPPLIER’s Quality Plan for each Product. HASS and burn tests may be performed as a normal part of the production process. ORT/Rel demo tests shall be performed by SUPPLIER on a sample of finished Product as a Product and process validation. Product is available for shipment upon successful completion of such testing.

7.	FAILURE ANALYSIS, ROOT CAUSE AND CLOSED LOOP CORRECTIVE ACTION
a.	Level 1 Failures:
i.	Level 1 Failures are failures during (a) the last [...***...] of Burn Cycle; (b) Out of Box Audit Failures; (c) ORT and Reliability Demonstration Failures; (d) Customer Returns and Issues; or (e) a High Process Fallout/ Trend (defined as [...***...] failures for the same fault in any [...***...] period).

ii.	Any process in which yield has decreased [...***...] in a [...***...] reporting period, or in which a yield decrease has been reported for [...***...] in a row, shall be treated as a Level 1 Failure.

iii.	SUPPLIER shall identify a process owner responsible for the analysis and closure of Level 1 Failures.

iv.	SUPPLIER shall monitor process failures to identify Level 1 Failures. Upon identification of a Level 1 Failure, SUPPLIER shall immediately notify Dot Hill Supplier Quality Engineering in a special alert to Dot Hill.

v.	SUPPLIER shall identify and implement a containment plan for Level 1 Failures within [...***...] of identification, and shall convey that plan to Dot Hill Supplier Quality Engineering for review.

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vi.	Failure analysis to the component level shall occur within [...***...] calendar days of the receipt of the failure (or identification of the failure if from within SUPPLIER).

vii.	Failure Analysis to Root Cause shall be completed within [...***...] business days of component identification.

viii.	Status reports for Analysis of Level 1 Failures shall be weekly at a minimum and may be required daily until closure.
b.	Level 2 Failures:
i.	Level 2 Failures are failures at (a) SUPPLIER Final Test or Inspection; (b) Dot Hill Source or Receiving Inspection; (c) or in-process at Dot Hill.

ii.	SUPPLIER shall identify and implement a containment plan for Level 2 Failures within [...***...] of identification and return to SUPPLIER if failed at Dot Hill.

iii.	Failure analysis to the component level shall be completed within [...***...] calendar days of the receipt of the failure (or identification of the failure if from within SUPPLIER).

iv.	Failure Analysis to Root Cause shall be completed within [...***...] business days of component identification.
c.	Level 3 Failures
i.	Level 3 Failures are routine in-process failures that do not qualify as Level 1 or 2 Failures.

ii.	Failure analysis to the component level shall be completed within [...***...] calendar days

iii.	Dot Hill reserves the right to require Failure Analysis by SUPPLIER to the Root Cause to be completed within [...***...] calendar days of component identification.

iv.	Replaced component parts shall be identified and retained by SUPPLIER for no less than [...***...] calendar days after such replacement.
d.	SUPPLIER shall immediately implement corrective action for all Level 1 and 2 Failure causes related to SUPPLIER processes.
i.	Upon request of Dot Hill Supplier Quality Engineering, all affected items shall be identified.

ii.	A containment plan shall be established, presented to Dot Hill Supplier Quality Engineering for approval, and implemented immediately.

iii.	A long-term corrective action plan shall be developed and presented to Dot Hill Supplier Quality Engineering for approval. The corrective action status will be tracked and reported weekly until implementation is completed and effectiveness is verified.
8.	QUALITY REPORTING AND DATA. Commencing on the Effective Date:
a.	SUPPLIER shall provide weekly reports of process quality performance, including yield, defect pareto, root cause, and corrective actions. Process steps to be included in the reports are to be mutually agreed upon by Dot Hill and SUPPLIER. Level 2 and 3 Failures are included in these weekly reports.

b.	SUPPLIER shall provide proof that delivered Product meets all requirements including the successful completion of all inspections and tests.

c.	SUPPLIER shall report Failure Analysis queue levels on a weekly basis, including quantity in each troubleshoot location and aging of the items in each location.
9.	COMMUNICATION
a.	SUPPLIER will endeavor to provide acknowledgement by e-mail, phone, fax or other method of communication, of all requests for information or action, within [...***...] of the request being made by Dot Hill. SUPPLIER personnel will use all commercially reasonable efforts to respond to Dot Hill’s requests within [...***...], with at a minimum, a plan for when the issue will be closed. Quality Issues should be closed with root cause and corrective action analysis within [...***...] days depending on the nature of the problem.

b.	Dot Hill has the right to reject any items submitted by SUPPLIER for review, and to ask for changes or corrections.
10.	TRAINING
a.	SUPPLIER shall establish a personnel training and certification program for all assembly, test and inspection processes for Dot Hill Product. SUPPLIER shall permit Dot Hill

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Supplier Quality Engineering to audit the effectiveness of SUPPLIER’s training programs, and if requested, SUPPLIER shall submit training plans to Dot Hill Supplier Quality Engineering for review and approval. SUPPLIER training records shall be made available for audit by Dot Hill upon request to verify that all personnel engaged in the manufacture, test or inspection of Dot Hill Product, have been certified capable of properly performing their work.

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